October 12, 2005


By facsimile to (215) 963-5001 and U.S. Mail


George D. Pelose, Esq.
Senior Vice President and General Counsel
Marlin Business Services Corp.
300 Fellowship Road
Mt. Laurel, NY 08054

Re:	Marlin Business Services Corp.
	Registration Statements on Form S-3
	Filed September 15, 2005
File Nos. 333-128329 and 333-128330

Annual Report on Form 10-K for the fiscal year ended December 31`, 2004 and
Subsequent Quarterly Reports on Form 10-Q
File No. 0-50488

Dear Mr. Pelose:

	We reviewed the shelf registration statement only for disclosures relating to unallocated shelf registration offering issues and the annual report on Form 10-K for the fiscal year ended
December 31, 2004 and subsequent quarterly reports on Form 10-Q only for disclosures relating to disclosure controls and procedures. We have the comments below. No further review of the registration statements has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. When you request acceleration of the shelf registration statement, you should state that Marlin Business Services Corp. or Marlin has no present intent to make the first offering of securities promptly and that Marlin will be making the offering on a delayed basis rather than in reliance on Rule 430A. Alternatively, file a pre-effective amendment to include all of the information about the securities to be offered, plan of distribution, a clean legality opinion, and, if applicable, an underwriting agreement for any securities to be offered promptly in reliance on Rule 430A.

2. Give us a confirmation before the registration statement`s effectiveness that Marlin will file appropriate opinion(s) of counsel with every takedown from the registration statement. You may file the opinion(s) under Rule 462(d) of Regulation C under the Securities
Act or under cover of Form 8-K.  See Release No. 33-6174, footnote
47.

3. Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement or supplements. If Marlin is contemplating such an offering and would prefer our review of the disclosure in preliminary form rather than in the definitive prospectus supplement, submit the proposed prospectus supplement to us before the intended offering date.

Registration Fee Table

4. Clarify in footnote 7 that any shares issued under this indeterminate amount will be counted against the $50 million of securities that Marlin is registering.

Prospectus` Outside Front Cover Page

5. We note the statement: "The prospectus supplements may also add, update or change information contained in this prospectus." Since a prospectus supplement may supplement but may not contradict, modify, or replace information in the prospectus, revise. Similarly, revise the second paragraph on page 1 and the third paragraph under "Authorized and Outstanding Capital Stock" on page 11.


About This Prospectus, page 1

6. Move this section so that it follows the summary and risk factors sections. See Items 502 and 503(c) of Regulation S-K.

Preferred Stock, page 11

7. Disclosure states that Marlin`s board of directors may issue preferred stock with conversion rights. Shares of preferred stock may not be issued for other securities that have not been registered under the registration statement unless the shares convertible into the other securities are not legally exercisable immediately or within one year of the date of sale of the preferred stock. Also, all of the underlying types of securities into which the preferred stock may be converted must be identified with specificity in the registration statement. Please revise.

Description of the Debt Securities We May Offer, page 14

8. The Trust Indenture Act of 1939 does not permit the qualification of an indenture after the registration statement`s effectiveness.
Thus, file an indenture for the senior debt securities and an indenture for the subordinated debt securities as exhibits to the registration statement before its effectiveness.

9. We note the statement in this section`s second paragraph: "We urge you to read the indentures applicable to a particular series of debt securities because they, and not this description, define your rights as the holders of the debt securities." Because the statement can be read to imply that investors do not have rights under the United States federal securities laws about the debt securities` description in the prospectus, please revise.

10. Provide a brief description in any prospectus supplement of any covenants or provisions in the governing indenture that may afford a debt holder protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Marlin. Otherwise, disclose prominently in any prospectus supplement that the provisions of the governing indenture do not afford holders of the debt securities protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Marlin. Address the applicability of the covenants or provisions and the ability of Marlin`s board of directors or the trustee to waive the covenants or provisions. Also address whether the covenants or provisions may have limited applicability if there is a leveraged buyout initiated or supported by Marlin, Marlin`s management, or any affiliate of Marlin or its management.

11. If a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder, give appropriate consideration to whether an offer to purchase under such a term will constitute an issuer tender offer. If so, disclose that the offer will comply with any applicable regulations under the United States federal securities laws, including Rule 14e-1 under the
Exchange Act.

12. If a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder or repurchase or acceleration upon the occurrence of a triggering event or failure to maintain a particular financial ratio, provide adequate disclosure of any other liabilities that would have to be repaid and any consents or waivers that would have to be obtained before or concurrently with the triggered debt repurchase, repayment, or acceleration. Disclose any other potential limitations of Marlin`s financial ability to comply with its obligations arising from such an occurrence.

Consolidation, Merger, Conveyance, Transfer or Lease, page 17

13. Refer to the third bullet point. Give some examples of the "certain other conditions."

Description of the Warrants to Purchase Common Stock and Preferred Stock We May Offer, page 21

14. The disclosure in a registration statement must be complete at the time of effectiveness except to the extent that information is unknown or not reasonably available. Thus, revise this section`s first sentence to clarify that the summaries are adequate descriptions of the common stock warrants and the preferred stock warrants being registered. Similarly, revise the first sentence of each of these sections:

* "Description of the Warrants to Purchase Debt Securities We May
Offer" on page 23.

* "Description of Depositary Shares We May Offer" on page 24.

* "Description of Stock Purchase Contracts and Stock Purchase
Units
We May Offer" on pager 24.

Description of Stock Purchase Contracts and Stock Purchase Units
We
May Offer, page 24

15. We note the disclosure that stock purchase contracts may be issued as a part of stock purchase units, consisting of a stock purchase contract and the debt obligations of "third parties" as security. It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Give us your analysis why such an issuance does not require registration of the separate security.

16. Clarify in this section`s fourth paragraph what you mean by the language "will not purport to be complete and will be qualified in its entirety" because the prospectus supplement must describe with specificity the material terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid stock purchase contracts.

Plan of Distribution, page 25

17. Disclosures in this section refer to the remarketing of the offered securities. Depending upon the level of involvement by the issuer or its affiliates in the offered securities` remarketing, any offers or sales under such an arrangement may require registration under the Securities Act. If Marlin would prefer that we express our view on this issue now, provide us information about the procedures that will be used and the participants in the offered securities` remarketing, including the role of Marlin or its affiliates, if any.

Validity of Securities, page 27

18. Clarify that counsel will opine on the enforceability of Marlin`s obligations under any debt securities offered.

Exhibit 5.1

19. We note in the fifth paragraph that counsel assumes any securities issuable upon conversion, exchange, or exercise of any security will be duly authorized. Since Marlin is registering these securities, counsel must opine that these securities, when sold, will be legally issued, fully paid and non-assessable. Also, this statement is confusing in light of the opinions provided in paragraphs four and five. Revise to clarify.

20. We note the penultimate paragraph. Counsel must opine on the law of the jurisdiction governing the indenture. Please advise.

Exhibit 23.1

21. Marlin`s independent registered public accounting firm must consent also to being named in the registration statement. See
Rule
436 of Regulation C under the Securities Act, and revise the exhibit in both registration statements.

10-K

Item 9A.  Controls and Procedures

22. If applicable, comply also with these comments in the quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June
30, 2005.

23. We note the disclosure that "The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed...is recorded, processed, summarized and reported..., and that such information is accumulated and communicated to management...to allow timely decisions." Revise to clarify, if true, that:

* Management, including your chief executive officer and chief financial officer, concluded that your disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed in reports that that you file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms.

* Your officers concluded that your disclosure controls and procedures are effective also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions about required disclosure.

See Rule 13a-15(e) under the Exchange Act.

24. We note the disclosure that "management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. See section II.F.4. of Release No. 33-8238 that is available on our website at http://www.sec.gov/rules/final/33-8238.


25. We note the disclosure that:

* "management concluded that a material weakness existed in the Company`s controls over the selection and application of accounting policies at December 31, 2004."

* "the Company`s CEO and CFO concluded that the Company`s disclosure controls and procedures were not effective as of December 31, 2004."

Revise to disclose when the material weakness was identified, by whom it was identified, and when the material weakness first began.

26. Describe the additional review procedures that Marlin has implemented.

27. Clarify whether as of the end of the period the material weakness still exists or whether it has been fully remediated. Disclose whether Marlin`s independent registered public accounting firm has affirmed this.

28. Provide appropriate risk factor disclosure on the material weakness and resulting restatement. Discuss the resulting ability of investors to rely upon Marlin`s financial statements.

29. We note the disclosure in the 10-Qs that "There were no other changes in the Company`s internal control over financial reporting that occurred during the Company`s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company`s internal control over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing

	File amendments to the S-3s, the 10-K, and the 10-Qs in response to the comments. To expedite our review, Marlin may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Marlin thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statements reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Marlin and its management are in possession of all facts relating to the disclosure in the registration statements, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Marlin requests acceleration of the registration statements` effectiveness, Marlin should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statements effective, it does not foreclose the Commission from taking any action on the filings.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statements effective does not relieve Marlin from its full responsibility for the adequacy and accuracy of the registration statements` disclosures.

* Marlin may not assert our comments or the declaration of the registration statements` effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Marlin provides us in our review of the registration statements or in response to our comments on the registration statements.

	We will consider a written request for acceleration of the registration statements` effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statements.
We will act on the request and by delegated authority grant acceleration of the registration statements` effectiveness.



You may direct questions on comments and disclosure issues to Edward
M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-
3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	James W. McKenzie, Jr., Esq.
	Morgan, Lewis & Bockius LLP
	1701 Market Street
	Philadelphia, PA 19103



George D. Pelose, Esq.
October 12, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE